Exhibit 99.1

OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc.

Announce Definitive Merger Agreement

Proposed Merger Will Create Clinical-Stage, Biopharmaceutical Company Focused on the Development

and Commercialization of Cytisine for Smoking Cessation

Multiple Clinical and Regulatory Milestones Expected in the Next 12-18 Months

BOTHELL, Wash., VANCOUVER, British Columbia, and MILL VALLEY, Calif., Jan. 5, 2017 — OncoGenex Pharmaceuticals, Inc. (NASDAQ: OGXI) (“OncoGenex”), a publicly held oncology biopharmaceutical company, and Achieve Life Science, Inc. (“Achieve”), a privately held specialty pharmaceutical company, announced today that they have entered into a definitive merger agreement under which OncoGenex will acquire Achieve in an all-stock transaction.

Upon completion of the proposed merger, Achieve’s equity holders are expected to own 75% of the combined company’s outstanding shares and current stockholders of OncoGenex are expected to own the remaining 25% of the combined company’s outstanding shares. Following completion of the merger, OncoGenex Pharmaceuticals, Inc. will be renamed Achieve Life Sciences, Inc.

In addition, prior to the completion of the proposed merger, OncoGenex is expected to distribute to its stockholders contingent value rights (CVRs) for 80% of any net proceeds of certain payments arising from a future sale, transfer, license or similar transaction involving OncoGenex’s apatorsen oncology product candidate.

The combined company’s executive management team will be led by Rick Stewart, Chairman of Achieve; Anthony Clarke, Chief Scientific Officer of Achieve; John Bencich, Chief Financial Officer of OncoGenex; and Cindy Jacobs, Chief Medical Officer of OncoGenex. The combined company plans to utilize select clinical and corporate resources from OncoGenex’s existing operations to accelerate the clinical development program of cytisine for smoking cessation. The board of directors of the combined company is expected to consist of seven members, four of which will be designated by Achieve and three of which will be designated by OncoGenex.

The proposed merger will create a clinical-stage company focused on clinical and commercial development of cytisine, a selective nicotine receptor partial agonist currently in late-stage development for smoking cessation. Two recent Phase 3 trials in over 2,000 patients using cytisine as a smoking cessation aid have been completed, with positive results published in the New England Journal of Medicine. In total, over 10,000 individuals have now participated in clinical trials evaluating cytisine. The product is currently marketed by a third party in Central and Eastern Europe and is believed to have treated in excess of 20 million patients.

In addition to cytisine, the combined company’s pipeline will also include apatorsen (OGX-427), a once-weekly intravenous drug designed to inhibit production of heat shock protein 27 (Hsp27) to disable cancer cells’ defenses and overcome treatment resistance. Positive Phase 2 results were recently reported following final analysis of the Borealis-2™ trial of apatorsen in combination with docetaxel treatment that enrolled 200 patients with metastatic bladder cancer whose disease had progressed following first-line platinum-based chemotherapy. Patients who received apatorsen treatment experienced a 20% reduction in risk of death, compared to patients receiving docetaxel alone (HR=.80; 95% CI: 0.65-0.98; p=0.078). Efforts will continue to establish a strategic partnership to further the development of apatorsen.

“After extensive and thorough review of strategic alternatives, we are very pleased to announce this proposed merger with Achieve as it adds both immediate and long-term product opportunities in indications with significant patient need and commercial opportunity,” said Scott Cormack, President and CEO of OncoGenex. “With cytisine in late-stage development for smoking cessation and having a defined regulatory path with FDA, we believe the proposed merger provides our stockholders with an opportunity to realize value from their investment in OncoGenex.”

Rick Stewart, Chairman of Achieve, added, “Achieve is expecting to meet a number of significant clinical and regulatory milestones within the next 12-18 months culminating in a final, large-scale Phase 3 clinical trial. The merger of OncoGenex and Achieve provides additional clinical and corporate resources to meet those milestones.”

The transaction has been approved unanimously by the boards of directors of both companies. The proposed merger is expected to close in the second quarter of 2017, subject to customary closing conditions.

MTS Health Partners is acting as exclusive financial advisor to OncoGenex and Fenwick & West LLP is acting as legal counsel. Paul Hastings LLP is acting as legal counsel to Achieve.

Important Additional Information about the Proposed Merger

This communication is being made in respect of the proposed merger involving OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. OncoGenex will file with the Securities and Exchange Commission, or SEC, a current report on Form 8-K, which will include the merger agreement and related documents. In addition, OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger, and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201, Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

About Achieve and Cytisine

Achieve is developing cytisine as a smoking cessation aid. Cytisine is a plant-based alkyloid with a high binding affinity to the nicotinic acetylcholine receptor. It is an established smoking cessation treatment that has been approved and marketed in Central and Eastern Europe for more than 15 years. It is estimated that over 20 million people have used cytisine to help combat nicotine addiction, including approximately 2,000 patients in Phase 3 clinical trials conducted in Europe and New Zealand. Achieve’s focus is to address the global smoking health epidemic, which is currently the leading cause of preventable death and responsible for nearly six million people losing their lives annually worldwide. Discussions have been held with FDA and a European regulatory agency to determine the clinical and regulatory pathway towards making cytisine widely available.

About OncoGenex

OncoGenex is a biopharmaceutical company committed to the development and commercialization of new therapies that address treatment resistance in cancer patients. The company’s lead compound, apatorsen (OGX-427), is designed to inhibit production of Hsp27, disable cancer cells’ defenses and overcome treatment resistance. Hsp27 is an intracellular protein that protects cancer cells by helping them survive, leading to resistance and more aggressive cancer phenotypes. Both the potential single-agent activity and synergistic activity of apatorsen with cancer treatments may increase the overall benefit of existing therapies and augment the durability of treatment outcomes, which could lead to increased patient survival. More information is available at www.OncoGenex.com and at the company’s Twitter account: https://twitter.com/OncoGenex_IR.

OncoGenex’s Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the terms, timing, conditions to and anticipated completion of the proposed merger; the expected ownership of the combined company and the composition of the combined company’s board of directors and management team; the anticipated distribution to OncoGenex stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs; the potential benefits and value of the proposed merger to the OncoGenex and Achieve stockholders; the capitalization, resources and ownership structure of the combined company; the sufficiency of the combined organization’s resources to fund the advancement of any development program, the completion of any clinical trial or the commercialization of any product in the United States or elsewhere; the safety, efficacy and projected development timeline and commercial potential of any product candidates; the combined company’s plans, objectives, expectations and intentions with respect to future operations and products; and the expectations regarding voting by the OncoGenex and Achieve stockholders. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. OncoGenex and/or Achieve may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in these forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, the failure of the OncoGenex or Achieve stockholders to approve the transaction; the failure of either party to meet the closing conditions of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the success of the combined businesses; operating costs and business disruption during the pendency of and following the proposed merger; the risk that the CVRs may not be distributed prior to the completion of the merger or at all or may not be paid out or result in any value to OncoGenex’s stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the ability of the combined company to source sufficient amounts of cytisine to meet commercial demand; and the risks associated with the process of developing, obtaining regulatory approval for and commercializing drug candidates that are safe and effective for use as human therapeutics; and the other factors described in our risk factors set forth in OncoGenex’s filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. OncoGenex undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

OncoGenex Contact

Jim DeNike

jdenike@oncogenex.com

(425) 686-1514

Achieve Contact

Rick Stewart

ir@achievelifesciences.com

(415) 670-9050